UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
PolyOne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

PolyOne Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10-11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
PolyOne Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2018 and 2017, and the changes in its net assets for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/  Plante & Moran, PLLC
We have served as the Plan's auditor since 2011.
Cleveland, Ohio
June 27, 2019

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value	$485,690,532	$563,482,945
Contributions receivable	1,286,004	968,473
Participant notes receivable	9,543,332	11,922,369
Net assets available for benefits	$496,519,868	$576,373,787

See Accompanying Notes to the Financial Statements.

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2018
Additions
Interest and dividend income	$14,671,766
Contributions
Participant	18,321,242
Employer	10,175,325
Rollover	3,389,273
Other	943,264
Net realized and unrealized (losses) in fair value of investments	(51,076,487)
Interest on participant notes receivable	615,255
Total Additions, net	(2,960,362)
Deductions
Benefits paid directly to participants	78,498,127
Administrative expenses	675,108
Total Deductions	79,173,235

Net decrease in net assets available for benefits before transfers	(82,133,597)
Transfers into the plan	2,279,678
Net decrease in net assets available for benefits	(79,853,919)
Net Assets Available for Benefits
Beginning of year	576,373,787
End of year	$496,519,868

See Accompanying Notes to the Financial Statements.

PolyOne Retirement Savings Plan
Notes to Financial Statements

1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers substantially all employees of PolyOne Corporation (the Company or Plan Administrator) and its subsidiaries, other than employees covered under a collective bargaining agreement unless such agreement calls for participation in the Plan, leased employees, nonresident aliens, other employees regularly employed outside of the United States, persons classified by the Company as anything other than employees (even if that classification is later changed) and employees of certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 90% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of pre-tax, after-tax and Roth savings options. Participants may elect to participate in one or more of the savings options. Under each savings option, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (IRC), provided certain conditions are met.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. Prior to April 17, 2017, the Company made a retirement contribution for each participant equal to no less than 2% of eligible earnings, regardless of participation. Both the employer's matching contributions and the 2% retirement contributions follow participants' investment elections. Effective April 17, 2017, the Company ceased making the 2% retirement contributions.
Forfeiture balances result from participant terminations within the Plan and represent the related unvested balance. The forfeiture account in the Plan totaled $743,634 and $364,409 at December 31, 2018 and 2017, respectively. The balance in this account will be used to fund future Company contributions or Plan expenses.
Vesting
Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service (IRS) requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate plus 1%. Payments on notes receivable are primarily made through payroll deductions and must be repaid within five years (personal loans) or up to fifteen years (primary residence loans).

Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from certain portions of their account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of employer contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
The Plan has entered into agreements with certain service providers for the Plan to receive certain fee rebates, which are generally used to pay administrative expenses of the Plan. Participants are charged investment management fees, which are netted with the returns of the respective investment. Effective January 12, 2018, the Plan began offering lower cost investment options to offset the termination of agreements with certain service providers to receive certain fee rebates. Plan expenses will be paid by balances in the forfeiture account and a quarterly participant fee.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Adoption of New Accounting Standard
In 2018, the Plan adopted Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). As a result of the adoption of ASU 2018-13, the Plan primarily removed the policy for the timing of transfers between levels of the fair value hierarchy and the amounts of transfers between levels of the fair value hierarchy. This standard was adopted retrospectively. The adoption of this ASU did not have an impact on the Plan's net assets or changes in net assets.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common collective trust funds are valued based on the net asset value per share of the funds, which is based on the fair market value of the funds' underlying net assets.
The Anchor Account is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.
See Note 5, Fair Value Measurements, for further discussion and disclosures related to fair value measurements.
3. Plan Mergers
Effective December 31, 2017, the Glasforms, Inc. 401(k) Plan, the ColorMatrix Corporation Incentive Savings Plan and Trust, and the Rutland Plastics, Inc. 401(k) Profit Sharing Plan (collectively, the Merged Plans), defined contribution plans sponsored by certain subsidiaries of the Company, were merged into the Plan. Accordingly, all of the participants' assets in the Merged Plans totaling $21,509,748 were accounted for in the Plan on December 31, 2017.
Effective December 31, 2018, the PlastiComp, Inc. 401(k) Plan, a defined contribution plan sponsored by a subsidiary of the Company, was merged into the Plan. Accordingly, all of the participants' assets in the PlastiComp, Inc. 401(k) Plan totaling $2,279,678 were accounted for in the Plan on December 31, 2018. This amount is included in the transfers into the plan line item on the Statement of Changes in Net Assets Available for Benefits.
Subsequent to the mergers, the respective plans ceased to exist.
4. Self-Directed Brokerage Accounts
In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through TD Ameritrade Retirement Services and Fidelity National Financial Services, and are comprised of various investments made at the sole direction of the Plan participants.
5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 - Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 - Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rate and yield curves that are observable.
Level 3 - Fair value is based on unobservable inputs for the assets or liabilities. Level 3 inputs include the Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
The Plan’s investments are stated at fair value. Mutual funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy. Common collective trust funds are valued based on the net asset value per share of the funds. The Plan holds interests in a Stable Value Fund, which consists of an investment in the Anchor Account, which is not traded in an active market, and is valued at the net asset value per share of the fund. The Plan also invests in a unitized fund, which holds PolyOne Corporation Common Stock and short-term investments. The Common Stock is valued at the closing price reported in the active market in which the security is traded. The short-term investments as of December 31, 2018 consist of interest-bearing cash and money market funds. The short-term investments as of December 31, 2017 consist of money market funds. Interest-bearing cash is classified within Level 2 of the valuation hierarchy and is valued at fair value based on the outstanding balances. The money market funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy.
The fair values of the Plan's investments at December 31, 2018 and 2017, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2
Mutual funds	$200,154,588	$200,154,588
Company common stock	38,331,732	38,331,732
Short-term investments	1,079,757	58,539	1,021,218
Self-directed brokerage accounts	19,937,504	15,289,315	4,648,189
Total	$259,503,581	$253,834,174	$5,669,407

Investments measured at net asset value:
Pooled separate account - Stable value fund	66,467,321
Common collective trust funds	159,719,630
Total investments, at fair value	$485,690,532

	Assets at Fair Value as of December 31, 2017
	Total	Level 1
Mutual funds	$391,816,215	$391,816,215
Company common stock	67,547,452	67,547,452
Short-term investments	1,735,914	1,735,914
Self-directed brokerage accounts	21,919,184	21,919,184
Total	$483,018,765	$483,018,765

Investments measured at net asset value:
Pooled separate account - Stable value fund	78,764,683
Common collective trust funds	1,699,497
Total investments, at fair value	$563,482,945

Investments in Entities that Calculate Net Asset Value Per Share

The following table summarizes investments for which fair value is measured using the net asset value per share as a practical expedient as of December 31, 2018 and 2017:

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$66,467,321	n/a	Daily	12 Months
Loomis Core Plus Fixed Income	22,932,055	n/a	Daily	Daily
T. Rowe Price Retire 2005	1,806,043	n/a	Daily	30 days
T. Rowe Price Retire 2010	2,420,836	n/a	Daily	30 days
T. Rowe Price Retire 2015	5,187,692	n/a	Daily	30 days
T. Rowe Price Retire 2020	19,675,510	n/a	Daily	30 days
T. Rowe Price Retire 2025	26,626,963	n/a	Daily	30 days
T. Rowe Price Retire 2030	23,628,912	n/a	Daily	30 days
T. Rowe Price Retire 2035	20,757,683	n/a	Daily	30 days
T. Rowe Price Retire 2040	14,105,801	n/a	Daily	30 days
T. Rowe Price Retire 2045	9,356,484	n/a	Daily	30 days
T. Rowe Price Retire 2050	6,815,777	n/a	Daily	30 days
T. Rowe Price Retire 2055	5,389,214	n/a	Daily	30 days
T. Rowe Price Retire 2060	1,016,660	n/a	Daily	30 days

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
New York Life Insurance Anchor Account	$78,764,683	n/a	Daily	12 Months
Wells Fargo Stable Return Fund N	1,253,793	n/a	Daily	12 Months
Wells Fargo/T. Rowe Price Institutional Large Cap Growth Managed CIT	336,422	n/a	Daily	Daily
Wells Fargo/Blackrock U.S. Aggregate Bond Index CIT	109,282	n/a	Daily	Daily
Participants in the New York Life Insurance Anchor Account may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator believes that the occurrence of any event which would limit the Plan’s ability to transact at contract value is not probable.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Party-in-interest Transactions
As of December 31, 2017 and during part of 2018, the Plan held units of a pooled separate account fund and common collective trust funds managed by John Hancock Trust Company (John Hancock) and Wells Fargo Bank, N.A. (Wells Fargo). By the end of 2018, the Plan divested those funds. As of December 31, 2018, the Plan is invested in certain investments managed by Fidelity Management Trust Company, Fidelity National Financial Services, or their affiliates (collectively, Fidelity). John Hancock, Wells Fargo, and Fidelity served as trustees of the Plan during 2018. The Plan also invests in the common stock of the Company. These transactions qualified as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

8. Income Tax Status
In 2014, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan is no longer subject to income tax examinations for years prior to 2015.
9. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$496,519,868	$576,373,787
Contributions receivable	(1,286,004)	(968,473)
Net assets available for benefits per the Form 5500	$495,233,864	$575,405,314

The following is a reconciliation of the decrease in net assets available for benefits before transfers per the financial statements to net loss per Form 5500 for the year ended December 31, 2018:

December 31, 2018
Net decrease in net assets available for benefits before transfers per the financial statements	(82,133,597)
Change in contributions receivable	(317,531)
Net loss per Form 5500	$(82,451,128)

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2018

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
Money Market Funds:
Fidelity Government Market K6*	56,775	units		$56,775
American Funds - US Government Money Market Fund R3	1,764	units		1,764
Unitized Stock Fund:
PolyOne Corporation Common Stock*	1,340,180	shares		38,331,732
Interest Bearing Cash	Interest bearing cash			1,021,218
Pooled Separate Account:
New York Life Insurance Anchor Account*	66,467,321	units		66,467,321
Mutual Funds:
American Funds - EuroPacific Growth Fund R6	473,243	units		21,291,189
American Funds - Washington Mutual Investors R6	557,734	units		22,917,284
Vanguard Institutional Index	268,550	units		61,108,452
Harbor Cap App Ret	766,355	units		47,452,678
Vanguard Total Bond Market Index Adm	737,525	units		7,707,139
Vanguard Total Int Stk Idx Adm	191,973	units		4,870,364
Vanguard Extended Market Index Fund	110,541	units		8,366,867
Eaton Vance Alt Cap SMID-Cap R6	805,981	units		24,163,295
American Funds - Washington Mutual R3	4,364	units		177,673
American Funds - Capital Research R3	2,630	units		70,952
American Funds - Income Funds of America R3	239	units		4,910
American Funds - Growth Fund of America R3	180	units		2,259
American Funds - Fundamental Investors R3	3,192	units		166,485
American Funds - EuroPacific Growth R3	1,370	units		60,440
American Funds - High Income Trust R3	2,355	units		22,584
American Funds - Small Cap World Fund R3	1,743	units		77,899
American Funds - New World R3	1,903	units		107,665
American Funds - Target Date Retire 2020 R3	2,331	units		27,067
American Funds - Target Date Retire 2025 R3	11,034	units		135,934
American Funds - Target Date Retire 2030 R3	8,326	units		108,657
American Funds - Target Date Retire 2035 R3	16,584	units		219,740
American Funds - Target Date Retire 2040 R3	41,011	units		554,054
American Funds - Target Date Retire 2045 R3	5,164	units		70,701
American Funds - Target Date Retire 2055 R3	14,180	units		237,803
American Funds - International Growth and Income R3	69	units		2,007
American Funds - Global Balance Fund R3	7,030	units		209,632
American Funds - Global Growth Port Fund R3	1,459	units		20,858
Common Collective Trust Funds:
Loomis Core Plus Fixed Income	1,600,283	units		22,932,055
T. Rowe Price Retire 2005	125,420	units		1,806,043
T. Rowe Price Retire 2010	161,712	units		2,420,836

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
T. Rowe Price Retire 2015	326,887	units		5,187,692
T. Rowe Price Retire 2020	1,176,765	units		19,675,510
T. Rowe Price Retire 2025	1,521,541	units		26,626,963
T. Rowe Price Retire 2030	1,298,292	units		23,628,912
T. Rowe Price Retire 2035	1,110,037	units		20,757,683
T. Rowe Price Retire 2040	741,240	units		14,105,801
T. Rowe Price Retire 2045	491,154	units		9,356,484
T. Rowe Price Retire 2050	357,971	units		6,815,777
T. Rowe Price Retire 2055	283,047	units		5,389,214
T. Rowe Price Retire 2060	83,470	units		1,016,660
Self-Directed Brokerage Account - Fidelity National Financial Services *	Various investments			19,937,504
Participant Loans*	At interest rates ranging from 3.25% to 10.5%			9,543,332
				495,233,864
* Indicates party-in-interest to the Plan.
** Cost information not required

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2019	POLYONE RETIREMENT SAVINGS PLAN
	By:	Retirement Plan Committee of the PolyOne Retirement Savings Plan

	By:	/s/ Bradley C. Richardson
	Name:	Bradley C. Richardson
	Title:	Executive Vice President, Chief Financial Officer, PolyOne Corporation
On Behalf of the Retirement Plan Committee